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                                                      EXHIBIT 99.6












                                              [LOGO] BK Associates
              Aviation Appraisal, Planning and Consulting Services

                             CURRENT BASE VALUES OF
                         AIRCRAFT IN THE INTERNATIONAL
                         LEASE FINANCE CORP. PORTFOLIO






Prepared for:                                      Prepared by:

Morgan Stanley Aircraft Finance                    BK Associates, Inc.
London, England                                    Manhasset, New York
                                                   December 1997

                               TABLE OF CONTENTS

                                                                       Page
                                                                      Number
                                                                      ------
1.   INTRODUCTION..................................................      1

2.   CONCLUSIONS...................................................      2

3.   DISCUSSION OF MARKET..........................................      5

     3.1 Suitability of the Aircraft...............................      6
     3.2 Regulatory Factors........................................     11

         3.2.1 Noise Regulations...................................     11
         3.2.2 Regulatory Restrictions for Aging Aircraft..........     12

     3.3 Aircraft Sales Data.......................................     13

         3.3.1 Forecast Values.....................................     13

     3.4 Remaining Economic Useful Life............................     16

4.   VALUE METHODOLOGY.............................................     19

     4.1 Definitions...............................................     19
     4.2 Base Value Assumptions....................................     20

5.   QUALIFICATIONS OF BK ASSOCIATES, INC..........................     22

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                                   SECTION 1
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                                1. INTRODUCTION
                              *******************

                                1. INTRODUCTION

                               *****************


In response to a request from Morgan Stanley Aircraft finance (MSAF), BK Associates, Inc. is pleased to present this report on the base values (BV) as of September 30, 1997 of some of the aircraft in the International Lease Finance Corporation (Portfolio). The Portfolio is comprised of 33 various types or models of narrow- and wide-body jets and one spare engine. The aircraft are identified in Figure 2-1 by aircraft type, serial number, date of manufacture, and engine model.

It should be understood that the aircraft have not been inspected for this appraisal. MSAF has provided BK Associates with data on each aircraft including specifications and current maintenance status. These data were used to adjust base values to account for utilization and current maintenance status.

Section 2 of this report presents the conclusions regarding the values of the aircraft. Other sections describe the methodology used by BK Associates in determining appraised values, discuss the factors affecting the market for aircraft, and describe the experience and qualifications of BK Associates in undertaking appraisals.

                                   SECTION 2

                                 2. CONCLUSIONS
                               ******************

                                 2. CONCLUSIONS

                                *****************



Based upon our familiarity with airline transport aircraft, our knowledge of their capabilities and the uses to which they are put, our knowledge of the marketing and leasing of new and used aircraft, and our familiarity with aircraft generally, it is our opinion that the base values as of September 30, 1997 for the aircraft in the Portfolio are as stated in Figure 2-1, expressed in millions of dollars.

According to the International Society of Transport Aircraft Trading's (ISTAT) definition of Base Value, to which BK Associates subscribes, base value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

The values given in Figure 2-1 are based upon certain definitions and assumptions regarding aircraft condition, maintenance status, and market conditions which are described more fully below and later in this report. THESE VALUES SHOULD NOT BE USED OUTSIDE THE CONTEXT OF, OR WITHOUT KNOWLEDGE OF, THOSE ASSUMPTIONS AND DEFINITIONS.

The values given in Figure 2-1 include adjustments to account for the current maintenance status. These adjustments are approximate, based on industry average costs, and normally would include an adjustment for the time remaining to a "C" check, time remaining to a "D" check, time remaining to landing gear overhaul and time remaining to a heavy shop visit on engines. Where estimates of time to a check were provided by months or calendar date, industry average utilization figures were used to convert to an equivalent hourly rate. Where "C" checks and "D" checks are accomplished on a phased basis the aircraft is assumed to be at half-time and no adjustment is included. In those cases, where sufficient relevant data were not available to make adjustments for engines, they were assumed to be at half-time. Where data were available adjustments were included for engines.

Also, no consideration has been given to cash maintenance reserve payments or security deposits that are likely paid by the lessees on nearly all of the aircraft in the Portfolio. These payments are intended to offset the very costs for which the maintenance adjustments are applied to the half-time values.

BK Associates, Inc. has no present or contemplated future interest in the aircraft, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee agrees that BK Associate shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

                                          BK ASSOCIATES, INC.

                                          [Signature]
                                          John F. Keitz
                                          President
                                          ISTAT Senior Certified Appraiser

                                   FIGURE 2-1

                              ILFC PORTFOLIO 1997

                                                               HALF-TIME     MAINTENANCE ADJ.
         AIRCRAFT       SERIAL     MFGR.       ENGINE         BASE VALUE       BASE VALUE
  #        TYPE         NUMBER     YEAR        MODEL             $ MIL            # MIL
-----   ----------      ------     ----        ------         ----------     ----------------
  1     A300-600R         555      1990         PW4158           52.55            53.95
  2      A310-300         409      1985       JT9D-7R4           29.85            29.97
  3      A310-300         410      1985       JT9D-7R4           29.85            29.86
  4      A310-322         437      1987       JT9D-7R4           36.80            38.42
  5      A320-200         279      1992      CFM56-5A3           33.25            33.16
  6      A320-200         393      1993       V2500-A1           32.40            32.18
  7      A320-200         414      1993       V2500-A1           32.40            32.23
  8      A321-100         597      1996       V2530-A5           49.95            51.00
  9      B737-300       25161      1992      CFM56-3B2           28.50            28.06
 10      B737-3K2       27635      1995      CFM56-3C1           33.50            33.86
 11      B737-3Q8       24299      1988      CFM56-3B2           21.75            22.88
 12      B737-300       26295      1993      CFM56-3C1           29.60            29.18
 13     B737-353F       23811      1987      CFM56-3B2           21.30            22.36
 14      B737-300       23788      1987      CFM56-3C1           20.20            20.26
 15      B737-4Q8       24234      1988      CFM56-3B2           23.60            23.37
 16      B737-4Q8       25371      1992      CFM56-3C1           30.25            30.05
 17      B737-400       25372      1992      CFM56-3C1           30.25            30.00
 18      B737-4Q8       25104      1993      CFM56-3C1           31.60            31.42
 19      B737-500       25165      1993      CFM56-3B1           22.50            21.91
 20      B747-300       24106      1998       CFG-80C2           66.00            66.67
 21    B757-200ER       24367      1989    RB211-535E4           36.50            36.55
 22    B757-200ER       24260      1988    RB211-535E4           34.40            34.40
 23    B757-200ER       26272      1994         PW2037           47.35            47.67
 24    B767-200ER       23807      1987        CF6-80A           36.50            37.05
 25    B767-300ER       24798      1990       CF6-80C2           55.69            55.70
 26    B767-300ER       26256      1993       CF6-80C2           65.94            66.54
 27    B767-300ER       26260      1994       CF6-80C2           69.02            69.01
 28           F70       11564      1995      TAY620-15           19.50            19.56
 29           F70       11565      1996      TAY620-15           21.00            21.06
 30           F70       11569      1996      TAY620-15           21.00            21.08
 31          MD82       49825      1989       JT8D-217           19.90            20.42
 32          MD83       49822      1988       JT8D-219           22.05            21.89
 33          MD83       49824      1989       JT8D-219           23.45            24.44
 34         SPARE      704279      1995       CF6-80C2            5.90             5.90

                                                 TOTAL        1,134.30         1,142.06

                                   SECTION 3

                            3. DISCUSSION OF MARKET
                          ***************************

                            3. DISCUSSION OF MARKET
                            ***********************


The aircraft values presented in this report are based on careful consideration of the impact of many factors that affect the market for new and used aircraft. Ultimately, aircraft values depend almost entirely on supply and demand. A shortage of aircraft or an unexpected increase in demand for air transportation tends to increase values of aircraft, and conversely, a decline in passenger demand for air transportation will bring about surplus aircraft with decreased values. If the market is balanced between supply and demand, the long term trend of the base value is determined from historical and project value trends, adjusted to account for factors that influence the base value. These factors include:


-  Suitability of available aircraft to the operator's requirements.
-  The cost of newly manufactured aircraft.
-  Operating cost and purchase price.
-  Regulatory factors.
-  Remaining useful life.


In one way, these factors are merely a subset of the supply and demand analysis. For example, a regulation that requires a certain aircraft type to be retired from the fleet has an end result of reduced supply, as does anticipated end of useful life.

Actual aircraft sales data are a most important factor in the determination of values. Recent sales, in addition to influencing current asking and offering prices, document and support current market values. In addition, they become the database on which base value trends are developed. The cost of newly manufactured aircraft will also have an influence on the value that the marketplace sets for an aircraft, the production of which is almost always associated with equal demand from an order having been placed.

These sales data, our analysis of the other market factors along with current and projected supply and demand are discussed in this section of the report.

3.1 Suitability of the Aircraft

The subject of suitability of the aircraft to an operator's requirements cannot be readily separated from the demand for lift and operating costs. To create any demand for a particular aircraft type there must be a buyer with requirements that are satisfied by that type of aircraft. Range and seating capacity or payload, along with operating costs, are normally the parameters crucial to the buyer's decision.

BK Associates regularly reviews the U.S. airlines' operating statistics as reported to the U.S. Department of Transportation. The data are sometimes incomplete or may reflect some irregularities in a single reporting period, such as an extremely high maintenance cost for a particular aircraft. Even with the anomalies cited above the statistics are reliable over time and a good statistical base. The table in Figure 3-1 shows the typical seating capacity, range and direct operating costs of the aircraft types in the Portfolio.

The range and operating cost data shown in the table are derived from U.S. airline reports to the Department of Transportation and are meant to give a rough estimate of the relative operating cost advantage or disadvantage between competing models. These data for passenger aircraft are based on the average of the quarterly reports for the last four quarters that are available. Since quarterly data can be distorted by, for example, a period of bad weather delays which increase fuel expenditures, the average of the annual data is more meaningful. It should be understood they include only U.S. airlines and are averages. Any one airline may have costs above or below the average and in some cases, there may be only one airline operating that type. The data include only crew, fuel, insurance, taxes, and maintenance costs. Depreciation and rentals are excluded since they

                                   FIGURE 3-1

                  EXAMPLES OF PAYLOAD, RANGE & OPERATING COST
                             FOR SELECTED AIRCRAFT


                                         TYPICAL RANGE            DIRECT OPERATING COST
AIRCRAFT            TYPICAL SEATING       FULLY LOADED      ------------------------------------
MODEL                   CAPACITY            (N. MI.)        $/BLOCK HR.         $/BLOCK HR./SEAT
--------            ---------------       ------------      -----------         ----------------
A300-600R                267                 4,250              3,035                 11.37
A310-300                 218                 4,850              2,482                 11.38
A320-200                 150                 2,850              1,446                  9.77
B737-300                 131                 2,200              1,418                 10.82
B737-400                 144                 2,400              1,379                  9.58
B737-500                 110                 2,800              1,318                 11.98
B747-200                 342                 6,150              5,791                 16.93
B757-200                 186                 2,800              1,834                  9.86
B767-200                 176                 3,900              2,494                 14.17
B767-300ER               262                 6,200              2,070                  7.90
MD82                     155                 2,150)             1,490                 10.64
MD83                     155                 2,500)

are not costs that are a function of the aircraft's performance or specifications. The data do not suggest cost comparisons between specific aircraft but rather more general comparisons such as cost per seat-hour comparisons.

Cargo operators look at similar performance characteristics of payload and range when evaluating the usefulness of a particular aircraft type. Since most freighter aircraft were originally used as passenger aircraft and later converted to freighter configurations, most of the aircraft in this type of service are used models.

Another measure of the suitability of an aircraft is indicated by its customer base. The more orders a manufacturer receives for an aircraft and the size of its worldwide operator base are an indication of the aircraft's popularity and suitability. More important, it is an indication of the extent of the potential market were it necessary to sell or lease an aircraft. The more operators and aircraft of a type, the more likely one could be required as an addition to a fleet.

Figure 3-2 presents data on selected twin-aisle aircraft types and Figure 3-3 presents data on selected single-aisle aircraft types that indicate the extent of the acceptability of each model. In each case the number of aircraft in service or on order is plotted against the number of airlines that operate that aircraft type. The data are as of October 1996.

The presentation suggests that an aircraft's acceptability or popularity is better the further to the right and to the top is its position on the chart. Thus, the widest acceptance is for aircraft in the upper right quadrant and the least is for those in the lower left. Therefore, those aircraft like the B747, B737-300 and A320 plotted in the upper right quarter should obviously be the ones which will be most attractive to a buyer, especially a second or third tier carrier who needs to be assured there will be a good chance spare parts and technical assistance can be readily obtained from a third party if the plane goes unserviceable in a remote station.

                              TWIN AISLE AIRCRAFT
                               FLEET & OPERATORS


[FIGURE 3-2]

[Table setting forth number of operators and number of aircraft for Twin Aisle Aircraft]

Source: INDUSTRY DATA (OCTOBER 1996)

                             SINGLE AISLE AIRCRAFT
                               FLEET & OPERATORS

[FIGURE 3-3]

[Table setting forth number of operators and number of aircraft for Single Aisle Aircraft Fleet]

Source: INDUSTRY DATA (OCTOBER 1996)

3.2 REGULATORY FACTORS

While most factors that affect aircraft values are market related, there are others that are purely geopolitical (such as fuel supplies) or regulatory (such as noise; airport access and airport slot restrictions; and regulatory maintenance procedures required for aging aircraft). It is not possible to predict the occurrence of geopolitical events such as an interruption in fuel supplies by producing nations, and for the present, there does not appear to be any threat of a fuel supply or fuel cost related crisis that would affect aircraft values.

3.2.1 NOISE REGULATIONS

The International Civil Aviation Organization (ICAO), the European Civil Aviation Conference (ECAC), the European Economic Community (EEC), and the United States have adopted or proposed regulations that would restrict the operations of noisier aircraft.

The regulatory noise restrictions are a threat to the retention of values for all aircraft that are perceived to be excessively noisy and, particularly, ICAO Annex 16 Chapter 2 and Federal Aviation Regulations (FAR) Part 36 Stage 2 aircraft. Conversely, values of quiet aircraft could be greatly enhanced by such restrictions.

All of the Aircraft addressed in this report can be operated as Stage 3 equipment. The Stage 3 aircraft could be positively affected by more stringent noise regulations. Stage 2 narrow-body aircraft values could be negatively affected by more stringent noise regulations and base values of these aircraft have already decreased in anticipation of noise restrictions.

On alternative to permanent retirement is selling an aircraft to an operator in a non-noise sensitive country. Historically many nations, particularly in the Third World, have exercised their right to abrogate ICAO regulations and adopt others of their own. There are still ICAO member states that have no noise restrictions, even on Stage 1 aircraft. These countries represent a market, albeit one with generally poor credit and little cash, for Stage 2 aircraft that are retired from the world fleet.

For operators and owners who have Stage 2 aircraft, there are alternatives to retiring the aircraft. Several companies have certified or are developing hush kits or re-engining programs which will make it possible for most of the Stage 2 fleet to meet Stage 3 requirements.

As the deadline approaches, the number of aircraft that are hushed or re-engined and the timing of the decision will have a significant effect on values. Boeing has forecast that 35 percent of the Stage 2 fleet in the U.S. will be hushed. If that number increases dramatically, there are obvious implications on the forecast production rate.

3.2.2 REGULATORY RESTRICTIONS FOR AGING AIRCRAFT

During past years, several airline accidents have focused attention on the issue of the structural integrity of aging airliners. Engineering studies have long predicted that increased age and exposure to various environmental factors coupled with ever accumulating landing/takeoff cycles eventually result in metal fatigue that can weaken airframe structures. Experience with aircraft such as B707s, DC8s, B737s and B747s has shown that constant surveillance is required to combat the effects of age, pressurization cycles, atmospheric conditions and intensive utilization. Indeed many Airworthiness Directives (ADs) and Service Bulletins (SBs) have been issued by the FAA and aircraft manufacturers for inspection and repair of structural components.

During 1989, the FAA issued reports on the findings of several industry task forces which recommended mandatory implementation of Service Bulletins concerning fatigue related problems. Subsequently, these recommendations have been adopted in the form of Airworthiness Directives. The original Service Bulletins recommended inspection of an area where the failure is predicted to occur and require a repair or modification only when the crack actually appears. The industry groups recommended that airlines terminate these inspections at some point in the airplane's life by modifying the airplane in the affected area.

The impact of these ADs will vary from aircraft to aircraft depending on production line number and previous voluntary implementation of some of the Service Bulletins. Some of the SBs have calendar limits and others are flight hour or cycle controlled.

The cost of complying with these directives will vary between the aircraft types but also within a type to the extent that some may have been previously implemented. In any event, they will affect the value to some extent of any aircraft that is approaching a threshold for implementation.

3.3 AIRCRAFT SALES DATA

As noted in the introduction to this section, price data from actual aircraft sales are an essential ingredient in the appraisal process. Recent sales document current market values but the data also contribute to the development of forecast base values from historic data. This process is discussed below.

3.3.1 FORECAST VALUES

Past sales are not directly relevant to future values, but they are an indicator of what might be expected in the future. The methodology used in future value forecasts and in determining base values is largely based on analysis of historic sales data for comparable aircraft sold under similar market conditions. These values must then be adjusted to account for the expected impact of the factors discussed in this section, such as, supply, demand, and regulatory restrictions.

In the past, BK Associates has partly relied on historic sales of 500 B707 and DC8 transactions during the period between 1970 and 1989 as part of the basis for future value projections. These data represent a long-term historical trend with many data points and can be utilized to establish a relationship between aircraft age and sale price which may be considered a good starting point for future value forecasts. The relationship must be modified at two levels, however, to be a realistic predictor of future values. First, the relationship must be adjusted to account for known or expected differences in the value trends of today's generation of aircraft when compared to the B707/DC8. Second, more specific adjustments must be made to account for variations between aircraft types and for the expected impact of market factors at certain future dates.

More recently, BK Associates has done further analysis of historic sales of narrow- and wide-body aircraft. Since some of these B727 narrow-body aircraft have now been in service for as much as 28 years, they now represent another generation of available sales data with some 823 data points of sales between 1970 and 1992. Many L1011s, DC10-10s and B747s are now 25 years of age and they represent another set of useful historic data. However, since so many of the new data points were ''agreed values'', ''SLVs'', etc. rather than actual sales, it was feared that their use would distort the outcome. Therefore, the recent adjustments we have made to our model are more likely the result of revised analysis of performance and market comparisons between aircraft types.

The relationship between B747-100, B727-100 and B727-200 sales as a percentage of their original price between 1972 and 1992 showed similar trends and confirmed our earlier prediction that as technology and economic life improved, the curve represented by the B707/DC8s retained its overall shape but moved toward the later years with higher residual values.

These data led to our conclusions that the average aircraft has a relationship between age and value as represented by Figure 3-4. This, of course, is for the average aircraft. More

                        COMBINED ALL MODELS SALE PRICES
                       AS AVERAGE PERCENTAGE OF NEW PRICE
                            CORRECTED FOR INFLATION

[FIGURE 3-4]

[Table setting forth combined sales prices of all models of aircraft by age in years, expressed as average percentage of new price, corrected for inflation]

SALES PERIOD: 1980-93
AIRCRAFT BUILD: 1963-92
popular models in strong demand or those with longer useful lives would be above the curve and others could be below. Further short-term fluctuations will occur due to current market conditions.

The analysis of historic data also gives some indication of the expected range of values in good and poor markets. The high-low ranges indicate that the low range of values can be up to 50 percent below the average. In 1981, for example, which was a poor market for B727s as discussed earlier in this report, the lowest sale price for a 1969 B727-200 was 53 percent below the average price of B727-200s sold that year. In 1989-1990, when the market was still strong for such aircraft, the highest B727-200 sale price was about 35 percent above the average price for all B727-200s sold at that time.

The relationship presented in Figure 3-4 forms the basis for determining the trends upon which base values are based. They suggest a relationship between an aircraft's age and its new price but the values must be adjusted to account for the factors discussed previously. Aircraft with good payload/range performance, operating cost and a wide customer base should have base values above the curve. Those that face noise deadlines, aging aircraft work or shorter useful lives are below the curve.

3.4 REMAINING ECONOMIC USEFUL LIFE

While most of the other factors affecting aircraft values are subject to fluctuations in varying market conditions, end of economic useful life is often the result of a single event or set of circumstances that rapidly and irrevocably reduces an aircraft's value to scrap. The end of economic life occurs when some cost factor or regulatory factor makes it no longer possible to operate an aircraft in productive service. Regulatory factors, which were discussed earlier in this report, can result in the abrupt end of life if, for example, a prohibitively expensive AD is required or noise regulations ban the continued operation of certain aircraft. Historically, however, it has usually been the increasing cost of maintaining or operating an older aircraft that has caused the end of its life. Since that cause, whatever it may be, usually affects all aircraft of a certain type, most of the fleet of affected aircraft are usually scrapped over a relatively short time period regardless of the ages of the individual aircraft.

Remaining useful life has no effect on the current value of a new aircraft. It is a factor in determining the value of a used aircraft that could be nearing the end of its economic life and in forecasting residual values for any aircraft.

With residual values on new aircraft often projected to 25 years, it is not possible to predict exactly what factors may affect the remaining useful life. We do know from history that the economic factors most likely to precipitate end of life for an aircraft are related to fuel cost, technology and maintenance cost.

A sustained increase in the price of fuel or a shortfall in fuel supplies can rapidly end the lives of older less fuel efficient aircraft. In the early 1980s it was increasing fuel cost, more than noise regulations, that sounded the death knell for the B707 and DC8. The subsequent stabilization of fuel costs and the development of hush kits saved some of these aircraft which are still productive today. As noted earlier in this report, interruptions in fuel supplies are unpredictable but, it appears for now that fuel supplies alone are not likely to cause a premature end of life for any aircraft type.

Regarding new technology, the best example of its impact on useful life was the development of the engine in the late 1950s which resulted in the rapid disappearance of DC6s and DC7s, some of which were only a few years old. Nothing as revolutionary has happened since then and nothing is likely in the foreseeable future. Technological gains in engine performance, materials and aerodynamics have continued in increments but nothing is currently expected that would make an entire generation of aircraft obsolete. Any such radical development, at this point, would likely take 20 years from concept to production aircraft.

Thus, it is likely that the remaining useful life of an aircraft is most influenced by increasing maintenance costs as it becomes older. While there are certainly other factors involved, maintenance costs on an airframe are usually related to flight cycles and it is widely accepted that an aircraft reaches a practical limit in flight cycles beyond which maintenance costs become prohibitive. This was long considered to be 90,000 to 120,000 cycles for the small narrow-bodied aircraft and 25,000 to 40,000 for the wide-bodies. The issuance of ADs on aging aircraft discussed earlier in this report plus increasing costs for other regular maintenance, tends to confirm the hypothesis that there is a practical limit on cycles.

Considering that the typical utilization of small narrow-body aircraft is about 3,000 cycles per year, one could expect these aircraft to reach their limits in 30 and 35 years. The fact that many 30-year old small narrow-bodies are still in service confirms the approximate range of life expectancy for them. For the wide-bodies which average about 800 cycles per year, the oldest ones are now 27 years old and there is no indication that large scale retirements are imminent.

Now wide-bodied aircraft represent a considerable technological advance over the first generation non-fan jet transports and the second generation turbofan powered aircraft. The technology advances are represented in both the airframe and the engine design concepts, which result in substantially improved operating cost characteristics per unit of available capacity. In addition, the technology has enabled lower sound characteristics which meet current limits for airport noise levels.

Considering pending aging aircraft AD deadlines and noise regulations, there are some aircraft in the Portfolio for which remaining useful life has an increasing impact on current base value. While no specific deduction to any value in the Portfolio was made on the basis of remaining life, it should be understood that the relatively short remaining life for some of the aircraft models is influencing supply and demand and operating cost considerations.

SECTION 4

                              4. VALUE METHODOLOGY
                            ************************

                              4. VALUE METHODOLOGY
                              ********************

The methodology used by BK Associates, Inc. in reaching the conclusions presented in this report is consistent with aviation industry standards as well as with appraisal industry practices such as those recommended by the American Society of Appraisers (ASA) and the Principles of Appraisal Practice of the International Society of Transport Aircraft Trading (ISTAT).

4.1 DEFINITIONS

The following definitions are reproduced verbatim from the ISTAT appraiser's handbook. While BK Associates complies with the substance of the ISTAT definitions, where there are some differences in interpretation or a need for further clarification, our comments are added after the definition.

Base Value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

BK Associates further believes that the "reasonable period of time available for marketing" is 12 to 18 months.


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4.2 BASE VALUE ASSUMPTIONS

Consistent with, or in addition to, the definition above, in determining base values for used aircraft, BK Associates applies the following assumptions:

- The aircraft has half-time remaining to its next major overhaul or scheduled shop visit on its airframe, engines, landing gear, and APU. If the airframe is on a progressive maintenance system this, in effect, keeps it always at half-time.

- It is under a civil aviation authority-approved airline maintenance program of international standards of airworthiness, with all Airworthiness Directives, mandatory modifications and applicable Service Bulletins currently to industry standard.

- The specifications of the aircraft are the standard, or most common, for that model in terms of gross weight, fuel capacity and engine model.

- The interior is in a standard configuration for its specific type, with the buyer-furnished equipment and options of the types and models generally accepted and utilized in the industry.

-  It is in current flight operations.

-  The aircraft is sold for cash without seller financing.

Adjustments are made to the value of a specific appraised aircraft to account for variations from the assumptions stated above for a standard aircraft, as well as for date of delivery, total hours and cycles and ratio of hours to cycles, increased weight or fuel capacity capability, engine model and high density configurations.

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Values determined according to the above assumptions are often referred to as
"half-time" values as in the "half-time base value". Values that include adjustments for deviations from half-time for the current maintenance status are referred to as "adjusted values" or "maintenance adjusted values".

Changes in the aforementioned parameters and assumptions, as well as availability of long-term financing by the seller, can easily increase or decrease the market price by 25 percent or more. Compliance with modifications and high cost inspections can also affect price and marketability. Aircraft with higher approved operating weights or the eligibility to be certified for such increases will bring premiums when specific operations requiring such capabilities are to be the purpose for the acquisition of any given used airplane. Sales of aircraft under distress conditions will often decrease the market price and in the case of a "fire sale" due to a bankruptcy, still lower values would apply, often as much as 50 percent below the probable value defined above.

Aircraft that have been out of service for prolonged periods, or are not currently certified as airworthy, usually incur lower market and appraised values. Similar penalties will also apply to aircraft which have disproportionately high cycle-to-hour ratios relative to the average achieved by the industry in operating the specific type of aircraft.


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SECTION 5
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                    5. QUALIFICATIONS OF BK ASSOCIATES, INC.
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                    5. QUALIFICATIONS OF BK ASSOCIATES, INC.
                    ****************************************

BK Associates was established in 1984 by William H. Bath and John F. Keitz to provide professional consulting services in virtually every facet of aviation. Although we specialize in aircraft appraisals and related services, the aviation experience of our staff and associates is varied and includes such disciplines as aircraft performance analysis, air traffic control, maintenance facility design, audits of corporate flight operations, airline schedule analysis, noise studies, transportation economics, and management and organization planning. We continue to maintain the resources and database to provide these services.

BK Associates regularly provides professional services to airlines; airframe, engine and component manufacturers; legal and financial institutions; industrial firms; and governments. The range of services include:

-  Aircraft Appraisals and Residual Value Forecasts

-  Aircraft Inspections

-  Maintenance Audits for Compliance with Lease Provisions

-  Appraisals of Airships, Engines, Simulators, Spare Parts & Ground Equipment

-  Aircraft Supply & Demand Studies

-  Market Studies

-  Expert Witness Testimony

All BK Associates aircraft appraisers are certified by the International Society of Transport Aircraft Trading (ISTAT). ISTAT is a non-profit society whose members have common interests in the manufacture, purchase, brokerage, leasing, maintenance and appraisal of transport aircraft. International in structure, it is self-supporting and unaffiliated. Within ISTAT is a core group of professional aircraft appraisers who work

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cooperatively for the elevation of the appraisal profession within the world aviation community.

Each ISTAT member, who has satisfactorily demonstrated that he is qualified to appraise aircraft, has been granted the right to use one of the professional designations established by ISTAT. Certification by the Society is based on written examinations, submission of representative appraisal reports, full-time valuation experience, personal background check and participation in the Society's program of on-going education.

Ethical practices and conduct required of the appraisers accredited by the Society are clearly defined by ISTAT.

BK Associates has developed a unique inventory of resources to assist in providing its services. When the company was founded, the founders acquired the assets of their former employer, PRC Speas (formerly R. Dixon Speas Associates, Inc.). This included an extensive technical library with aircraft specifications and performance data for nearly all aircraft manufactured since the 1950s. The library includes airline and airport traffic data from the 1950s onward, copies of annual government industry and manufacturer's forecasts, entire historic collections of significant aviation publications, such as, Aviation Daily, Aviation Week & Space Technology and Jane's All the Worlds Aircraft plus complete reference sets of U.S. Federal Air Regulations, Type Certificate Data Sheets and Airworthiness Directives.

Our database of aircraft sales transactions includes all those reported on U.S. Department of Transportation Form 41 reports by U.S. Airlines since 1971. In addition, while the ISTAT ethics code forbids us to divulge the details, we are aware of the transaction prices of many more sales because of appraisals we have conducted. These historic data contribute to the statistical bases of aircraft value models and future value forecasts.


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     Since 1984, BK Associates has completed over 4,000 specific appraisal assignments which have included over 20,000 aircraft. (Some aircraft have been appraised more than once.) We have appraised all airline transport types and models of Airbus, Boeing, McDonnell Douglas, Lockheed, British Aerospace, Fokker, ATR, Convair, Fairchild, Embraer, deHavilland of Canada, Dornier, Canadair, Saab and Short Brothers. We have appraised most business jet models of Gulfstream, Canadair, Falcon Jet, Cessna and British Aerospace.

     Mr. John F. Keitz is President of BK Associates. Mr. Keitz has 35 years of experience in aviation. He held various positions in PRC Speas during 19 years with the firm including Manager of the Computer Services Division and Manager of the Aviation Consulting Division. In addition to aircraft appraisals, his consulting activities have consisted primarily of analyses and forecasts of the future demand for aircraft and other aviation products, aircraft performance comparisons, and fleet plans.

     Dick Britton, Vice President, joined BK Associates in 1992 after 25 years in various technical positions with Pan American ending as Assistant Director Aircraft Sales and Leasing. He was responsible for all Pan Am leased aircraft transactions and implemented the return of all aircraft to lessors when Pan Am ceased operations.

     Mr. Keitz has been certified as a Senior Aircraft Appraiser by the International Society of Transport Aircraft Trading and abides by the "Principles of Appraisal Practice and Code of Ethics" of the Society. ISTAT has established the principles to improve aircraft appraisal standards and techniques; encourage sound professional practices and ethical conduct. Mr. Britton is also an ISTAT certified appraiser.

     William H. Bath retired as President of BK Associates, Inc. on December 31, 1996. He held various maintenance, engineering and aircraft sales positions at Pan American World Airways before he joined PRC Speas in 1978 as its Director of Technical Services.